SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2003

                                       or

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                         Commission file number 1-13896

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            Elan 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                              ELAN CORPORATION, PLC
                          LINCOLN HOUSE, LINCOLN PLACE
                                DUBLIN 2, IRELAND

                                Table of Contents


                                                                            Page

Report of Registered Independent Accounting Firm                              1

Financial Statements:

Statements of Net Assets Available for Benefits as of
  December 31, 2003 and 2002                                                  2

Statements of Changes in Net Assets Available for
  Benefits for the years ended December 31, 2003 and 2002                     3

Notes to Financial Statements                                                 4

Supplemental Schedules*:

Schedule H, Line 4i-- Schedule of Assets (Held at End of Year)
  as of December 31, 2003                                                    10

Schedule G, Part III-- Schedule of Nonexempt Transactions for
  the year ended December 31, 2003                                           11

Exhibit Index:

Exhibit 23.1 -- Consent of Registered Independent Accounting Firm

_________________________




* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                Report of Registered Independent Accounting Firm


The Plan Administrator of Elan 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Elan 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2003, and Schedule G, Part III-schedule of nonexempt transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                               /s/KPMG LLP


San Diego, California
June 11, 2004

                                      ELAN
                               401(k) SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002


                                                                                       2003               2002
                                                                                    ------------        -----------
Assets:
   Investments (see note 3)                                                         $117,666,235        107,037,948
   Cash, non-interest bearing                                                                837              1,993

   Receivables:
      Employer contribution                                                            1,643,782          1,234,060
      Participant contributions                                                            8,541             30,541
      Interest receivable                                                                 33,948             28,399
      Other receivable                                                                    71,337                 --
                                                                                    ------------        -----------

                  Total receivables                                                    1,757,608          1,293,000
                                                                                    ------------        -----------

                  Total assets                                                       119,424,680        108,332,941
                                                                                    ------------        -----------


Liabilities - accounts payable:                                                          161,348                 --
                                                                                    ------------        -----------


                  Net assets available for benefits                                 $119,263,332        108,332,941
                                                                                    ============        ===========

See accompanying notes to financial statements.


                                      ELAN
                               401(k) SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002



                                                                                       2003               2002
                                                                                  --------------      ---------------
Additions (deductions) to (from) net assets attributed to:
  Investment (loss)  income:
      Interest                                                                    $       88,589            138,826
      Net appreciation (depreciation) in fair value of investments (see note 3)       25,089,113        (36,507,519)
                                                                                  --------------      ---------------
                                                                                      25,177,702        (36,368,693)
                                                                                  --------------      ---------------
   Contributions:
      Participants                                                                    10,800,857         17,466,807
      Employer                                                                         6,134,689         21,288,545
                                                                                  --------------      ---------------
                                                                                      16,935,546         38,755,352
                                                                                  --------------      ---------------
   Transfers in (see note 4)                                                                  --         48,045,569
                                                                                  --------------      ---------------

                  Total net additions                                                 42,113,248         50,432,228
                                                                                  --------------      ---------------

Benefits paid and administrative expenses:
   Benefits paid to participants                                                      30,964,635         10,406,208
   Administrative expenses                                                               218,222             38,288
                                                                                  --------------      ---------------

                  Total deductions                                                    31,182,857         10,444,496
                                                                                  --------------      ---------------
                  Net increase                                                        10,930,391         39,987,732

Net assets available for benefits:
   Beginning of year                                                                 108,332,941         68,345,209
                                                                                  --------------      ---------------
   End of year                                                                    $  119,263,332        108,332,941
                                                                                  ==============      ===============

See accompanying notes to financial statements.


                                      ELAN
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)  Description of Plan

     The following description of the Elan 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan available to all eligible employees of Athena Neurosciences, Inc. (Athena or the Company) and its participating U.S. subsidiaries, including wholly owned subsidiaries of such entities. Effective January 1, 1999, the Plan was amended, restated, and renamed the Elan Pharmaceuticals 401(k) Plan (Former Plan). Effective January 1, 2002, the Plan was amended, restated, and renamed the Elan 401(k) Savings Plan. The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Administration

          The board of directors of the Company has named an administrative committee (the Administrative Committee) to serve as administrator and fiduciary to the Plan and an investment committee to oversee the Plan's investment options in accordance with the governing investment policy. Effective January 1, 2002, the Company contracted with the American Express Trust Company (Trustee) to serve as Trustee and recordkeeper of the Plan. Prior to 2002, all expenses incurred for administering the Plan were paid by the Company. During 2002, the Plan implemented an expense payment policy to allow for reasonable administrative expenses to be paid from the Plan's forfeiture account. The forfeitures account may also be used to pay for employer contributions. At December 31, 2003 and 2002, the balance in the forfeiture account was $647,681 and $540,323, respectively.

          In December 2001, the Company determined that up to 462,200 of its Elan Corporation, plc American Depository Shares (ADS) purchased by the Trustee under the Former Plan, in open market transactions on behalf of participants under the Former Plan between January 1, 1998 and December 31, 2001, were not registered in accordance with the Securities Act of 1933, as amended. The Company on behalf of the Plan:
          (1) authorized the filing of a Form S-8 Registration Statement covering up to 2 million shares of ADS, effective January 1, 2002,
          (2) authorized the change of trustee, effective January 1, 2002, to American Express Trust Company, and (3) approved the merger of the Dura Pharmaceuticals, Inc., The Liposome Company, Inc., and the Delsys Pharmaceuticals, Inc. plans into the Plan.

          In late 2002, the Company conducted a rescission offer (the Rescission Offer), pursuant to which the Company offered eligible individuals the right to rescind purchases of ADS made under the Former Plan between January 1, 1998 and December 31, 2001. The Rescission Offer commenced on November 1, 2002 and expired on December 2, 2002. The total payments made by the Company in connection with the Rescission Offer were $13,040,867 and are included in the employer contributions in the 2002 statement of changes in net assets available for benefits.

          In connection with the change of the Plan's Trustee and recordkeeper and the merger of the three plans into the Plan, the Company instituted two blackout periods during 2002. The first commenced on December 15, 2001 and ended February 15, 2002. During the first blackout period, the ADS market value decreased from $41.35 per share to $15.43 per share. The second

                                                                     (Continued)

                                      ELAN
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

          blackout period commenced on March 15, 2002 and ended April 25, 2002 and affected only those participants who had merged into the Plan from the Delsys Pharmaceuticals, Inc. plan. During the second blackout period, the Elan Corporation, plc ADS market value decreased from $15.65 per share to $10.00 per share.

          Further, effective August 16, 2003, the Plan was subject to a blackout (the Blackout) with respect to purchases of ADS. The Blackout was imposed because of the Elan Corporation, plc delay in filing its 2002 Annual Report on Form 20-F. During the Blackout, all current contributions designated by Plan participants for the ADS were temporarily directed to the American Express Cash Management Fund, Inc.

          On September 9, 2003, the Blackout was lifted, and (i) all participant funds in the American Express Cash Management Fund, Inc. were transferred to the Elan Corporation, plc ADS; and (ii) all new contributions designated by participants to be invested in the Elan Corporation, plc ADS were invested as directed.

          The Company and certain of its former and current officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated various class actions filed in early 2002 (the Class Action). The amended and consolidated complaint filed January 24, 2003 in the Class Action alleges violations of the federal securities laws.

          The Company is also the subject of an investigation by the SEC's Division of Enforcement commenced on or about February 12, 2002. The Company believes that the investigation relates, in part, to the issues and allegations asserted in the Class Action noted above.

     (c)  Contributions

          In 2003 and 2002, participants could contribute up to 20% of their pre-tax annual compensation, as defined in the Plan (Employee Contribution). Participants could also contribute amounts representing distributions from other qualified plans (Rollover Contribution).

          In 2003 and 2002, the Company made nondiscretionary contributions (Safe Harbor Contribution) equal to 3% of the participant's eligible compensation. In 2003 and 2002, the Company's Safe Harbor Contributions totaled $4,516,014 and $7,070,835, respectively. The Company may, in its sole discretion, make annual contributions to those eligible participants, as defined in the Plan. Discretionary employer contributions of $1,618,675 and $1,176,843 were paid to the Plan in March of 2004 and 2003, respectively, for the 2003 and 2002 plan years, respectively. No other contributions were made for the years ended December 31, 2003 and 2002, other than the Rescission Offer noted above. Contributions are subject to certain limitations. Eligible participants aged 50 and older may contribute amounts in excess of the Plan's deferral limits or in excess of the maximum pre-tax contribution deferral permitted by the Internal Revenue Service (IRS) as catch-up contributions, as defined in the Plan.

     (d)  Investment Options

          Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2003 and December 31, 2002,the Plan offered eleven mutual funds (with aggressive,

                                                                     (Continued)

                                      ELAN
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

          moderate and conservative investment objectives), one collective investment fund, and an ADS fund as investment options for participants. Effective January 1, 2002, restrictions were placed on the amount of new employee contributions that can be invested in ADS such that no more than 20% of employee contributions can be invested in ADS. Participants were not required to divest their existing holdings; however, a participant cannot make an intra-plan transfer into the ADS fund.

     (e)  Participant Accounts

          Each participant's account is credited with the participant's contributions, an allocation of the respective Company contributions and an allocation of the Plan's investment income or loss and expenses, if any. Allocation of the Company's contribution is as defined by the Plan. Investment income or loss is allocated to the participant's account based upon the participant's proportionate share of the funds within the Plan.

     (f)  Vesting

          All participants' individual accounts are 100% vested.

     (g)  Loans to Participants

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the participant's vested account balance and bear interest at a fixed rate equal to the prime rate at the time the loan is made plus 1%. The loans must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case a reasonable period of time is to be used. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly, and must be repaid at least over the loan period. Outstanding loans at December 31, 2003 and 2002, carried interest rates, which ranged from 5.0% to 11.5%, and 3.0% to 11.5%, respectively, with maturity dates through 2017 and 2031, respectively. In the event that a participant's services are terminated for any reason, the loan must be repaid in full as defined in the Plan.

     (h)  Payment of Benefits

          Upon termination of service, the participant or beneficiary may elect to leave their account balance in the Plan or receive their total vested account balance in a lump sum amount. The Plan requires automatic lump sum distribution upon termination of service, plus 45 days, of participant vested account balances that are $5,000 or less.

     (i)  Voting Rights

          Each participant who has ADS allocated to their individual participant account is entitled to exercise voting rights attributable to the ADS and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to instruct a vote for any ADS for which instructions have not been provided by a participant.

                                                                     (Continued)

                                      ELAN
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements and supplemental schedules are prepared on the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Included in the Plan's net assets available for benefits at December 31, 2003 and 2002, are investments in ADS amounting to $5,262,396 and $1,864,408, respectively, whose value could be subject to change based upon market conditions. See note 9.

     (c)  Investment Valuation and Income Recognition

          The Plan's investments in mutual funds, collective investment fund and ADS are valued at fair value, as measured by quoted market prices.
          All receivables and participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned. Capital gain distributions are included in investment income.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Administrative Expenses

          Administrative expenses of $218,222 and $38,288, including legal, audit, and administrative expenses, were incurred by the Plan during the years ended December 31, 2003 and 2002, respectively.

                                                                     (Continued)

                                      ELAN
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(3)  Investments

     The following table presents investments in the Plan that individually represent 5% or more of the Plan's net assets at December 31:

                                               2003                 2002
                                           ------------         -------------
        American Balanced Fund              $22,774,330           24,665,036
        AXP New Dimensions Fund              17,667,005           16,324,528
        AXP S&P 500 Index Fund               11,421,869            8,936,042
        Templeton Foreign Fund                9,159,942            7,638,979
        Artisan Mid Cap Fund                  8,149,391            5,799,416
        AET Income II                         7,847,043           10,230,756
        PIMCO Total Return                    7,760,817            8,910,250
        Baron Growth Fund                     7,585,427                  (A)
        Mutual Shares Fund                    7,377,179            6,872,398
        Royce Total Return Fund               6,604,571                  (A)


     (A) Investment did not exceed 5% of the Plan's net assets as of December 31, 2002.

     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $25,089,113 and $(36,507,519), respectively, as follows:

                                                 2003                 2002
                                             -------------          ------------
        ADS                                  $   3,352,718          (24,990,446)
        Mutual funds                            21,376,914          (11,943,608)
        Collective investment fund                 359,481              426,535
                                             -------------          ------------
                                             $  25,089,113          (36,507,519)
                                             =============          ============

(4)  Plan Mergers/Transfers

     Three 401(k) plans sponsored by subsidiaries of Athena merged into the Plan during the year ended December 31, 2002. These 401(k) plans included The Liposome Company, Inc. 401(k) Plan, Dura Pharmaceuticals, Inc. 401(k) Plan and the Delsys Pharmaceuticals 401(k) Plan. The transfers of these plan assets are reflected as transfers in on the statement of changes in net assets available for benefits for the year ended December 31, 2002. The amounts related to each transfer are as follows:

                          Plan                  Net assets             Loans               Total
     ----------------------------------        ------------        ---------------    ---------------
     The Liposome Company, Inc.                 $19,211,841             285,218           19,497,059
     Dura Pharmaceuticals, Inc.                  27,247,710             639,739           27,887,449
     Delsys Pharmaceuticals, Inc.                   642,229              18,832              661,061
                                               ------------        ---------------    ---------------
     Total                                      $47,101,780             943,789           48,045,569
                                               ============        ===============    ===============


                                                                     (Continued)

                                      ELAN
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(5)  Party-in-Interest Transactions

     Certain Plan investments are shares of a collective investment fund and mutual funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions. Duplicate fees incurred by the Plan for audit, consulting and investment management services amounted to $218,222 and $38,288 for the years ended December 31, 2003 and 2002, respectively.

(6)  Prohibited Transactions

     During 2002, the Company did not remit to the Plan various employee contributions timely, totaling $133,770. The interest rate used to calculate the lost income due to the untimely remittances ranged from 6.21% to 21.86%, which resulted in $729 and $2,149 of lost income due to the Plan by the Company in 2003 and 2002, respectively. Of the lost income paid to the Plan during 2003 and 2002, the Plan erroneously paid $2,624 out of the forfeiture account. To correct this error, in 2004, the Company intends to reimburse the Plan for this transaction plus lost income to the forfeiture account in the amount of $51. The interest rate used to calculate the lost income is 6.00%.

     During 2003, the Plan erroneously paid $68,713 of non-plan related expenses from the forfeiture account. To correct this error, in 2004, the Company intends to reimburse the Plan for these expenses plus lost income of $3,231. The interest rate used to calculate the lost income is 6.00%.

(7)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the Company discretionary profit sharing contributions.

(8)  Tax Status

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe that the amended and restated Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

(9)  Subsequent Event

     From December 31, 2003 through June 11, 2004, the ADS market value increased from $6.89 per share to $22.00 per share.

                                      ELAN
                               401(k) SAVINGS PLAN

         Schedule H, Line 4i-- Schedule of Assets (held at End of Year)

                                December 31, 2003



                                              Description of investment including
      Identity of issue, borrower,             maturity date, rate of interest,                           Current
        lessor, or similar party              collateral, par, or maturity value           Cost            value
------------------------------------      ------------------------------------------   -----------     ---------------
* AXP New Dimensions Fund                 Mutual Fund                                  $     **           17,667,005
* AXP S&P 500 Index Fund                  Mutual Fund                                        **           11,421,869
  AMCAP Fund                              Mutual Fund                                        **            2,569,060
  American Balanced  Fund                 Mutual Fund                                        **           22,774,330
  Ameristock Mutual Fund                  Mutual Fund                                        **            2,460,624
  Artisan Mid Cap Fund                    Mutual Fund                                        **            8,149,391
  Baron Growth Fund                       Mutual Fund                                        **            7,585,427
  Mutual Shares Fund                      Mutual Fund                                        **            7,377,179
  PIMCO Total Return                      Mutual Fund                                        **            7,760,817
  ROYCE Total Return Fund                 Mutual Fund                                        **            6,604,571
  Templeton Foreign Fund                  Mutual Fund                                        **            9,159,942
* AET Income II                           Collective Investment Fund                         **            7,847,043
* Elan Corporation, plc ADS               American depositary receipts                  10,231,225         5,262,396
* Participant Loans                       Interest rates range from 5.0% to 11.5%
                                              with maturity dates through 2017              --             1,026,581
                                                                                                         ------------
                                                   Total                               $                 117,666,235
                                                                                                         ============


*    Represents a party-in-interest transaction.

**   Cost information is not required for participant-directed investments.


See accompanying Report of Registered Independent Accounting Firm.

                                      ELAN
                              401(k) SAVINGS PLAN

           Schedule G, Part III -- Schedule of Nonexempt Transactions

                          Year ended December 31, 2003



                                Relationship to        Description of transaction
                                plan, employer,        including maturity date,
         Identity of               or other           rate of interest, collateral         Original
        party involved          party-in-interest       par, or maturity value              Amount        Net Gain
----------------------------   -------------------  -------------------------------------  --------      ----------

* Elan Pharmaceuticals, Inc.    Wholly owned        Erroneous payment of expense
                                subsidiary of the     from the plan.  The interest
                                plan sponsor          rate used to calculate lost
                                                      income was 6.00%.                    $ 68,713         3,231

                                                    Erroneous payment of lost income
                                                      to participants.  The interest
                                                      rate used to calculate lost
                                                      income was 6.00%.                    $  2,624            51








*    Represents a party-in-interest transaction.


See accompanying Report of Registered Independent Accounting Firm.

                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              ELAN 401(k) SAVINGS PLAN


                              By:   /s/Robert J. Conti
                                    ------------------------------------------
                                    Name:  Robert J. Conti
                                    Title:  Chairman, Investment Committee and
                                             Member, Administrative Committee

Date:  June 28, 2004

                                      ELAN
                               401(k) SAVINGS PLAN

                           December 31, 2003 and 2002

                                Index to Exhibit


 EXHIBIT
 NUMBER
 ------

  23.1                 Consent of Registered Independent Accounting Firm